CUSIP No. 537590101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LITTLEFIELD CORPORATION
(Name of Issuer)

COMMON STOCK, $.001 par value
(Title of Class of Securities)

537590101
(CUSIP Number)

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,504,489
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,504,489
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,504,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Yorktown Avenue Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		16,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
16,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,550,489
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,550,489
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,550,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,520,489
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,520,489
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,520,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,520,489
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,520,489
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,520,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Combined Funding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		447,550
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
447,550
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
447,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.58%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Seven Grand, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
234,270
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
234,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
234,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
J-Hawk II, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
52,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
52,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
J-Hawk I, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
161,280
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
161,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
161,280
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CMC Cityscape II, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
20,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CMC Cityscape GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		20,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
20,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
James R. Hawkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,083,068
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,083,068
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,083,068
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James D. Recks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		490,110
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
490,110
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490,110
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Bosque Realty, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
84,400
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
84,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Rondy Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		84,400
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
84,400
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

This statement on Schedule 13D is filed with the Securities and Exchange Commission on August 28, 2012 by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Littlefield Corporation, a Delaware corporation (the “Issuer” or the “Company”).  The principal executive office address of the Issuer is 2501 North Lamar Blvd., Austin, Texas 78705.

Item 2.                      Identity and Background

(a)	This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Boston Avenue Capital LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), Charles M. Gillman (“Mr. Gillman”), Stephen J. Heyman (“Mr. Heyman”) and James F. Adelson (“Mr. Adelson”)

•
Combined Funding, Inc. (“Combined”), Seven Grand, Ltd. (“Seven”), J-Hawk II, LTD (“J-Hawk II”), J-Hawk I, LTD (“J-Hawk I”), CMC Cityscape II, Ltd (“CMC”), CMC Cityscape GP, LLC (“CMCGP”), James R. Hawkins (“Mr. Hawkins”) and James D. Recks (“Mr. Recks”)

•	Bosque Realty, Ltd. (“Bosque”) and Rondy Gray (“Mr. Gray”)

The foregoing Reporting Persons are members of a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, formed by the Reporting Persons as of August 28, 2012 and known as Concerned Littlefield Shareholders.  Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

(b), (c)

Boston, Yorktown, Mr. Gillman, Mr. Heyman, Mr. Adelson

•	The principal business address for each of Boston, Yorktown and Messrs. Heyman, Adelson and Gillman is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
•	The principal business for each of Boston and Yorktown is investing in securities.
•	Messrs. Heyman and Adelson are the joint managers of each of Boston and Yorktown. Mr. Gillman is the portfolio manager of each of Boston and Yorktown.
•	The principal occupation of Messrs. Heyman and Adelson is independent oil and gas exploration and development.
•
The principal occupation of Mr. Gillman is an employee of Nadel and Gussman, LLC in which role he provides portfolio management services to business entities related to family members of Herbert Gussman.  Mr. Gillman is also the principal of Value Fund Advisors, LLC.  Messrs. Heyman and Adelson are joint managers of Nadel and Gussman, LLC.

•	Mr. Gillman is also a director of the Company.

Combined, Seven, J-Hawk II, J-Hawk I, CMC, CMCGP, Mr. Hawkins, Mr. Recks

•	The principal business address for each of Combined, Seven, J-Hawk II, J-Hawk I, CMC, CMCGP and Messrs. Hawkins and Recks is 4547 Lake Shore Drive, Waco Texas 76710.
•	The principal business for each of Combined, Seven, J-Hawk II, J-Hawk I, CMC and CMCGP is investing in securities.

•	Combined is the general partner for each of Seven, J-Hawk II and J-Hawk.
•	CMCGP is the general partner for CMC and Mr. Hawkins is the manager of CMCGP.
•	Messrs. Hawkins and Recks are the sole members of the board of directors of Combined. Mr. Recks is the president of Combined. Messrs. Hawkins and Recks exercise joint control over Combined.
•	The principal occupation of Mr. Hawkins is president of AMC Holdings, Inc. and as a private investor.
•	The principal occupation of Mr. Recks is chief financial officer of AMC Holdings, Inc. and as a private investor.

Bosque, Mr. Gray
•	The principal business address for each of Bosque and Mr. Gray is PO Box 6168, Waco, Texas 76706.
•	The principal business for Bosque is investing in securities.
•	The principal occupation of Mr. Gray is a private investor.

(d) – (e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Messrs. Heyman, Adelson, Gillman, Hawkins, Recks and Gray are United States Citizens.  Each of Boston and Yorktown are Oklahoma limited liability companies.  Each of Seven, J-Hawk II, J-Hawk I and CMC are Texas limited partnerships.  Combined is a Texas corporation. CMCGP is a Texas limited liability company.

Item 3.                      Source and Amount of Funds or Other Consideration

As of the date hereof, by virtue of his position as a director of the Company, Mr. Gillman owns incentive stock options to purchase 30,000 shares of Common Stock, which options are vested and exercisable as of the date hereof.

As of the date hereof, Boston owns 7,504,489 shares of Common Stock and Yorktown owns 16,000 shares of Common Stock.  Collectively, Boston and Yorktown have invested approximately $9,841,896 (including commissions and fees) in such shares.  The source of these funds was the working capital of Boston and Yorktown.  As of the date hereof, neither Mr. Heyman nor Mr. Adelson directly own any shares of the Common Stock of the Issuer.

As of the date hereof, Seven owns 234,270 shares of Common Stock and had invested approximately $161,530 (including commissions and fees) in such shares.  The source of these funds was the working capital of Seven.  As of the date hereof, J-Hawk II owns 52,000 shares of Common Stock and had invested approximately $35,233 (including commissions and fees) in such shares.  The source of these funds was the working capital of J-Hawk II.  As of the date hereof, J-Hawk I owns 161,280 shares of Common Stock and had invested approximately $104,825 (including commissions and fees) in such shares.  The source of these funds was the working capital of J-Hawk I.  As of the date hereof, CMC owns 20,000 shares of Common Stock and had invested approximately $29,244 (including commissions and fees) in such shares.  The source of these funds was the working capital of CMC.  As of the date hereof, Mr. Hawkins owns 615,518 shares of Common Stock and had invested approximately $344,214 (including commissions and fees) in such shares.  The source of these funds was Mr. Hawkins’ personal funds.  As of the date hereof, Mr. Recks owns 42,560 shares of Common Stock and had invested approximately $35,008 (including commissions and fees) in such shares.  The source of these funds was Mr. Recks’ personal funds.  As of the date hereof, neither Combined nor CMCGP directly own any shares of Common Stock of the Issuer.

As of the date hereof, Bosque owns 84,400 shares of Common Stock and had invested approximately $50,640 (including commissions and fees) in such shares.  The source of these funds was the working capital of Bosque.  As of the date hereof, Mr. Gray does not directly own any shares of Common Stock of the Issuer.

Item 4.                      Purpose of Transaction

The Reporting Persons, who have, as of August 28, 2012, formed a group known as Concerned Littlefield Shareholders (“CLS”), purchased shares of the Company’s Common Stock based on the belief that such securities, when purchased, represented an attractive investment opportunity.   CLS believes the Company’s extremely poor performance may reasonably be attributed to entrenched management which must be replaced.  The purpose of CLS is to cause a special meeting of the shareholders to be held and, at the meeting, cause the following actions to be taken: (i) removal of Carlton R. Williams, Michael L. Wilfley, and Jeffrey L. Minch as directors without cause pursuant to Article III, Section 4, of the By-laws of the Company;  (ii) the setting of the number of directors of the Company at three; and (iii) the election of James Recks as a director of the Company.

Under the management of the existing board of directors, the Company has spent millions of dollars over the past 5 years with no return on capital; and the cash flows of the Company are no higher after the depletion of the millions in capital.  The shareholders have experienced a substantial negative rate of return.  Despite this poor performance, CLS understands the Company has no forecasted budget for the remainder of 2012 or 2013.  The Company has been unable to sustain profitable operations.

Messrs. Alfred Stanley and Chuck Gillman serve as representatives of Boston on the board of the Company.  Through this representation, Boston has advocated unsuccessfully that the Board institute an immediate cost control program, review operations, and stop all transactions not in the ordinary course of business.

By letter dated August 15, 2012, Boston advised the Company’s board as follows:

The Board has taken no action to protect the interests of the shareholders. The Board has taken no steps to reduce the substantial and avoidable losses the company is incurring. Boston will hold each of you responsible unless reasonable steps are taken immediately. Please rest assured that Messrs. Gillman and Stanley have the full support of Boston. We believe Boston has the full support of the absolute majority of the Littlefield shareholders. We do not intend to permit the Board of Directors to fail to act in a reasonable, disinterested and deliberate way to fulfill their duties to the shareholders.

The Board has the immediate responsibility to (i) stop all transactions not in the ordinary course of business, (ii) drastically reduce general and administrative expenses, and (iii) manage daily operations diligently. It is our expectation that our reasonable expectations in this regard will be fulfilled.

By letter dated August 28, 2012, Boston, pursuant to Section 9(b) of the Certificate of Incorporation of Company, as amended, including Amendments through July 27, 2011 and Article II, Section 3 of the Company’s By-laws, requested and instructed that a special meeting of the shareholders of the Company be held at 11:00am central time on November 9, 2012 at 3200 First Place Tower, 15 East 5th Street, Tulsa, Oklahoma 74103 for the purposes of (i) removing Carlton R. Williams, Michael L. Wilfley, and Jeffery L. Minch as directors without cause pursuant to Article III, Section 4, of the By-laws of the Company;  (ii) setting of the number of directors of the Company at three; and (iii) the electing James Recks as a director of the Company.

Mr. Recks, age 43, is the Senior Vice President of AMC Financial Holdings, Inc., a financial holding company. He has an accounting degree from the University of Texas at Arlington and an MBA from Southern Methodist University. He serves on the boards of a variety of civic and other organizations and also acts as the CEO of several privately held operating companies.

The Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the Issuer’s operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans and in the acquisition by persons of additional Common Stock of the Issuer, the disposition of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or other changes in the board of directors of the Issuer, its operations or its corporate structure.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other means, the purchase and sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  As of the date hereof, Boston and AMC Holdings, Inc. (“AMC”) have discussed and are in negotiations respecting the purchase by AMC of shares of the Company in a private transaction in amounts and on terms not yet defined.

No Reporting Person has any present plan or proposal which would relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by shareholders of the Issuer. If a proxy statement is completed and filed, shareholders are advised to read the proxy statement when it becomes available because it will contain important information, and shareholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov. CLS currently has no plans to solicit proxies.

Item 5.                      Interest in Securities of the Issuer

(a) and (b)

As of August 3, 2012, the Issuer had 17,337,901 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2012, filed on August 14, 2012.

As of the date hereof, Mr. Gillman owns incentive stock options to purchase 30,000 shares of Common Stock, which options are vested and exercisable as of the date hereof (approximately 0.17%) (the “Gillman Shares).  Upon exercise of such options, Mr. Gillman will have sole voting and investment power over the Gillman Shares.

As of the date hereof, Boston owns 7,504,489 shares of Common Stock (approximately 43.28%) and Yorktown owns 16,000 shares of Common Stock (approximately 0.09%).  Boston and Yorktown each have sole direct voting and investment power over their respective shares of Common Stock.  As joint managers of each of Boston and Yorktown, Messrs. Heyman and Adelson may each exercise voting and investment power over the shares of Common Stock held by Boston and Yorktown.  As portfolio manager for each of Boston and Yorktown, Mr. Gillman may also exercise voting and investment power over the shares of Common Stock held by Boston and Yorktown. As a result, Messrs. Heyman, Adelson and Gillman may each be deemed to be the indirect beneficial owners of shares of Common Stock held by Boston and Yorktown. Messrs. Gillman, Heyman and Adelson disclaim beneficial ownership of the Common Stock held by Boston and Yorktown except to the extent of their pecuniary interest therein.  Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.

As of the date hereof, Mr. Hawkins owns 615,518 shares of Common Stock (approximately 3.55%) (the “Hawkins Shares”).  Mr. Hawkins has sole voting and investment power over the Hawkins Shares.

As of the date hereof, Mr. Recks owns 42,560 shares of Common Stock (approximately 0.25%) (the “Recks Shares”).  Mr. Recks has sole voting and investment power over the Recks Shares.

As of the date hereof, Seven owns 234,270 shares of Common Stock (approximately 1.35%) (the “Seven Shares”).  As of the date hereof, J-Hawk II owns 52,000 shares of Common Stock (approximately 0.30%) (the “J-Hawk II Shares”).  As of the date hereof, J-Hawk I owns 161,280 shares of Common Stock (approximately 0.93%) (the “J-Hawk I Shares”).  As the sole general partner of each of Seven, J-Hawk II and J-Hawk I, Combined may exercise voting and investment power over the Seven Shares, the J-Hawk II Shares and the J-Hawk I Shares and may also be deemed to beneficially own such shares.  As the chairman of the board of directors of Combined, Mr. Hawkins may also exercise voting and investment power over the Seven Shares, the J-Hawk II Shares and the J-Hawk I Shares and may also be deemed to beneficially own such shares.  As the president and a director of Combined, Mr. Recks may also exercise voting and investment power over the Seven Shares, the J-Hawk II Shares and the J-Hawk I Shares and may also be deemed to beneficially own such shares.  Each of Combined and Messrs. Hawkins and Recks disclaim beneficial ownership of the Seven Shares, the J-Hawk II Shares and the J-Hawk I Shares.  Similarly, Seven, J-Hawk II and J-Hawk I each disclaim beneficial ownership of the shares held directly by the other.

As of the date hereof, CMC owns 20,000 shares of Common Stock (approximately 0.12%) (the “CMC Shares”).  As the general partner of CMC, CMCGP may exercise voting and investment power over the CMC Shares and may also be deemed to beneficially own such CMC Shares.  As the manager of CMCGP, Mr. Hawkins may exercise voting and investment power over the CMC Shares and may also be deemed to beneficially own such CMC Shares.  CMCGP and Mr. Hawkins disclaim beneficial ownership of the CMC Shares.

As of the date hereof, Bosque owns 84,400 shares of Common Stock (approximately 0.49%) (the “Bosque Shares”).  As the general partner of Bosque, Mr. Gray may exercise voting and investment power for the Bosque Shares and may also be deemed to beneficially own such shares.  Mr. Gray disclaims beneficial ownership of the Bosque Shares.

In addition, CLS, the group that has been deemed to be formed by the Reporting Persons, may be deemed to beneficially own the 8,761,517 shares of Common Stock of the Issuer held by all of the Reporting Persons combined (approximately 50.53% of the outstanding Common Stock of the Issuer), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c)

During the last 60 days, the Reporting Persons have purchased (or sold) the following shares of Common Stock of the Issuer:

Mr. Hawkins
Date of Transaction	Quantity	$ Amount	Price Per Share	Transaction Method
8/24/2012	31,800	9,540	0.30	Open Market

Mr. Recks
Date of Transaction	Quantity	$ Amount	Price Per Share	Transaction Method
8/22/2012	40,000	12,200	0.305	Open Market

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Gillman is a director of the Company.

Mr. Gillman is also the principal of Value Fund Advisors, LLC (“VFA”).  In 2007 and 2008, VFA was an investment advisor to Boston and Yorktown and in 2007 and 2008 VFA purchased more than 5.5 million shares of common stock directly from the Company.  The funds used to acquire these shares came from the working capital of Boston, and the shares were issued directly to Boston (and Boston continues to own such shares).  A 2008 stock purchase agreement between VFA and the Company (the “2008 Agreement”) relating to these shares is still in effect and provides for certain rights and obligations. The 2008 Agreement gives VFA the right to recommend up to two individuals for consideration by the Company’s nominating committee, for nominations for the Company’s board of directors through December 31, 2012.  The 2008 Agreement also provides that VFA will not sell any of its stock holdings in the Company before December 31, 2012, without the consent of the Company.  In accordance with the 2008 Agreement, the Company filed a registration statement with the SEC covering all unregistered shares acquired by VFA (which shares are held directly by Boston).  Additionally, pursuant to the 2008 Agreement, the shares of Common Stock owned by Boston and Yorktown will be voted in support of all propositions recommended by the Company’s Board of Directors to the shareholders in the annual meeting proxy materials through December 31, 2012.

       As disclosed under Item 4 above, Boston is in discussions to sell certain of the shares of the Company’s Common Stock owned by Boston to AMC.

As of August 28, 2012 the Reporting Persons have entered into an agreement to form a “group” as defined under Section 13(d) of the Securities and Exchange Act of 1934, as amended.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2012

COMBINED FUNDING, INC.	BOSTON AVENUE CAPITAL LLC

/s/ James R. Hawkins	/s/ Stephen J. Heyman
President	Manager

SEVEN GRAND, LTD.	BOSTON AVENUE CAPITAL LLC
By: Combined Funding, Inc.
its General Partner	/s/ James F. Adelson
Manager
/s/ James R. Hawkins
President	YORKTOWN AVENUE CAPITAL, LLC
J-HAWK II, LTD
By: Combined Funding, Inc.	/s/ Stephen J. Heyman
its General Partner	Manager

/s/ James R. Hawkins
President	YORKTOWN AVENUE CAPITAL, LLC
J-HAWK I, LTD
By: Combined Funding, Inc.	/s/ James F. Adelson
its General Partner	Manager

/s/ James R. Hawkins
President	/s/ Stephen J. Heyman
STEPHEN J. HEYMAN
CMC CITYSCAPE II, LTD
By: CMC Cityscape GP, LLC
its General Partner	/s/ James F. Adelson
JAMES F. ADELSON
/s/ James R. Hawkins
Manager

/s/ Charles M. Gillman
CMC CITYSCAPE GP, LLC	CHARLES M. GILLMAN

/s/ James R. Hawkins
Manager	BOSQUE REALTY, LTD.

/s/ Rondy Gray
/s/ James R. Hawkins	General Partner
JAMES R. HAWKINS

/s/ Rondy Gray
/s/ James D. Recks	RONDY GRAY
JAMES D. RECKS